March 12, 2015

VIA EDGAR

Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:     Centene Corporation
Preliminary Proxy Statement on Schedule 14A
Filed March 6, 2015
File No. 001-31826

Dear Mr. Riedler:

This letter sets forth the responses of Centene Corporation (the “Company”) to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the above referenced filing. The Staff’s comments were provided to the Company on March 11, 2015.

We have included your comments in italics and bold for ease of reference followed by our response to those comments.

Proposal Four, page 18

1. We note that your Board of Directors adopted an amendment to the Company’s By-Laws to specify that the sole and exclusive forum for certain actions involving the Company shall be the Court of Chancery of the State of Delaware. Please revise your disclosure concerning the By-Law to note the specific types of actions subject to the exclusive forum provision. Please also highlight that such provisions may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with directors, officers or other employees, and may discourage lawsuits with respect to such claims.

The first paragraph under Proposal Four shall be replaced in its entirety by the following paragraphs, which are marked to show changes from the filed version:

“On February 2, 2015 the Board of Directors adopted an amendment to the Company’s By-Laws to specify that the sole and exclusive forum for certain actions involving the Company shall be the Court of Chancery of the State of Delaware (or certain other courts if such court lacks jurisdiction), unless the Company consents in writing to the selection of an alternative forum. The following actions are subject to the forum selection clause:

•	any derivative action or proceeding brought on behalf of the Company;

•	any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the Company to the Company or to the Company’s stockholders;

•
any action asserting a claim against the Company or any of its directors, officers, employees or agents arising pursuant to any provision of the General Corporation Law of Delaware, the Company’s Certificate of Incorporation or By-Laws;

•	any action asserting a claim against the Company or any of its directors, officers, employees or agents governed by the internal affairs doctrine; and

•	any action to interpret, apply, enforce or determine the validity of the Company’s Certificate of Incorporation or By-Laws.

The forum selection clause is applicable in each such case regardless of whether such action or proceeding is based on common law, statutory, equitable, legal or other grounds, and, in each case, including any action brought by a beneficial owner of the Company’s shares.

Under the exclusive forum provision, stockholders are deemed to have given consent to personal jurisdiction for such actions in such forum. Stockholder approval is not required for the By-Law amendment, but the Board has determined to seek a vote of the stockholders to ratify it on an advisory basis.”

The third paragraph under the section of Proposal Four titled “Reasons for Forum Selection By-Law” will be replaced in its entirety by the following paragraph, which is marked to show changes from the filed version:

“The Board understands that the forum selection clause may limit a stockholder’s ability to bring certain claims (including claims against directors, officers or employees) in a judicial forum that the stockholder finds favorable and therefore the forum selection clause may discourage lawsuits with respect to such claims. However, the forum selection By-Law only regulates the forum where stockholders may file claims relating to the specified intra-corporate disputes. The By-Law does not restrict the ability of stockholders to bring such claims, nor the remedies available if such claims are ultimately successful. Also, the By-Law permits Centene to consent to the selection of an alternative forum if such other forum is in the best interests of Centene’s stockholders.”

Acknowledgment

In connection with responding to these comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company wants to file its definitive proxy statement on March 16, 2015. Please contact the undersigned at (314) 725-4477 with any questions concerning this letter or if we can provide you with any additional information which will facilitate your review of these filings.

Sincerely,

/s/ Keith H. Williamson

Keith H. Williamson
EVP, Secretary & General Counsel

cc:	Mr. Michael F. Neidorff, Centene Corporation
Mr. J. Mark Klamer, Bryan Cave LLP